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Exhibit (a)(14)

December 8, 2010

Dear Stockholder:

        We are pleased to inform you that, pursuant to the Agreement and Plan of Merger, dated November 29, 2010 (the "Merger Agreement"), among Baldor Electric Company ("Baldor"), ABB Ltd ("ABB"), and Brock Acquisition Corporation ("Purchaser"), an indirect wholly-owned subsidiary of ABB, Purchaser has commenced a tender offer to acquire all outstanding shares of Baldor's common stock (the "Offer"). The Offer is being made on terms and conditions set forth in an Offer to Purchase, dated December 8, 2010, and the accompanying Letter of Transmittal (together, as each may be amended, the "Offer Materials").

        The Offer is initially scheduled to expire at 12:00 midnight, New York City time, on the night of Monday, January 10, 2011. As provided in the Merger Agreement, ABB and Purchaser are offering a purchase price of $63.50 per share (without interest and subject to any applicable withholding taxes as described in the Offer Materials).

        Although the Offer is not subject to a financing condition, there are several significant conditions to the Offer, including a minimum tender condition. The conditions to the Offer are described in detail in the Offer Materials and the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Statement") accompanying this letter. If the Offer is consummated, Purchaser will merge with and into Baldor (the "Merger"), and all shares of Baldor's common stock outstanding immediately before the Merger will be cancelled and converted into the right to receive the same consideration paid in the Offer.

        Baldor's board of directors has unanimously determined that the Offer and the Merger are fair to, and in the best interests of, Baldor and our stockholders, and the Board unanimously recommends that Baldor's stockholders tender their Shares to Purchaser and, if a meeting of Baldor's stockholders is required to approve the Merger, vote in favor of approval of the Merger. The Board asks for your support and recommends that you carefully read the enclosed Statement. The Board recommends that you tender your shares, and its recommendation and analysis of the Offer are set forth under Item 4 of the Statement entitled "The Solicitation or Recommendation." The Offer Materials contain instructions on how to tender your shares in the Offer, as well as other important information, and we urge you to review the Offer Materials carefully. On behalf of the Board, we thank our stockholders for their continuing support.

Sincerely,

John McFarland Chairman and CEO

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  Exhibit (a)(14)